UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Allied Defense Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    019118108
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                November 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 019118108

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               10,388 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             7,791 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            10,388 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     7,791 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,179 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.33%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D

CUSIP NO. 019118108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               222,047 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            222,047 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             222,047 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.97%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 019118108

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               19,478 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            19,478 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,478 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.35%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 019118108

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               24,279 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            24,279 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           24,279 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 019118108

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               17,683 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            17,683 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,683 Shares of Common Stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.32%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Allied Defense Group, Inc., 8000 Towers Crescent Drive, Vienna, VA., 22182.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. LAF, LPC*, LMF, LOF and LMOF reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Loeb intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of November 9, 2004.
                                    Shares of Common Stock

Loeb Arbitrage Fund                       222,047
Loeb Partners Corporation*                 18,179
Loeb Offshore Fund Ltd.                    19,478
Loeb Marathon Fund LP                      24,279
Loeb Marathon Offshore Fund Ltd.           17,683
                                         ---------
                                          301,666

The total shares of Common Stock constitutes 5.39% the 5,600,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 7,791 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:




                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          09-23-04       1522             $18.56
                              09-24-04        385              18.56
                              09-28-04        115              18.41
                              10-04-04        344              19.52
                              11-02-04        400              19.41
                              11-04-04        807              19.65
                              11-05-04        932              19.61
                              11-08-04        675              19.25
                              11-09-04       1750              19.59


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           09-23-04      15078            $18.563
                              09-24-04       2000             18.563
                              09-24-04       9615             18.563
                              11-02-04       7315             19.411
                              11-04-04       9886             19.651
                              11-05-04      11556             19.606
                              11-08-04       6140             19.245
                              11-09-04      23222             19.586


Holder                                     Shares      Average Price
Loeb Offshore Fund            09-23-04       1400             $18.56
                              09-28-04        685              18.41
                              10-04-04        656              19.52
                              11-02-04       2285              19.41
                              11-04-04       1007              19.65
                              11-05-04       1012              19.61
                              11-09-04         25              19.59



Holder                                     Shares      Average Price
Loeb Marathon Fund LP         09-23-04       1236             $18.56
                              11-04-04        290              19.65
                              11-05-04        868              19.61
                              11-08-04        398              19.25
                              11-09-04       2890              19.59


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        09-23-04        764             $18.56
     Fund, Ltd.               09-29-04        388              18.50
                              09-30-04       1540              18.66
                              11-04-04        210              19.65
                              11-05-04        632              19.60
                              11-08-04        287              19.24
                              11-09-04       2110              19.58



                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.           10-05-04       1382             $21.62
                              10-11-04        202              20.89

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              10-11-04       2364             $20.89

Holder                            Date     Shares      Average Price
Loeb Offshore Fund, Ltd.      10-11-04        321             $20.89


Holder                            Date     Shares             Shares
Loeb Marathon Fund LP         10-05-04        143             $21.62
                              10-11-04        297              20.89

Holder                            Date     Shares             Shares
Loeb Marathon Offshore        10-05-04        103             $21.62
    Fund LP                   10-11-04        216              20.89




--------------------
*Including 2,902 shares of Common Stock purchased the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on American Stock Exchange.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2004                          Loeb Partners Corporation


                                       By: /s/ Gideon J. King
                                               Executive Vice President

November 12, 2004                           Loeb Arbitrage Fund
                                        By: Loeb Arbitrage Management, Inc.,G.P.


                                        By: /s/ Gideon J. King
                                                President

November 12, 2004                           Loeb Offshore Fund Ltd.



                                        By: /s/ Gideon J. King
                                                Director

November 12, 2004                           Loeb Marathon Fund LP
                                        By: Loeb Arbitrage Management, Inc.,G.P.


                                        By: /s/ Gideon J. King
                                                President


November 12, 2004                       Loeb Marathon Offshore Fund Ltd.


                                        By: /s/ Gideon J. King
                                                Director